LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
August 15, 2023
VIA EDGAR TRANSMISSION
Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos.: 333-179562 and 811-22668
Roundhill Non-Profitable Tech ETF (S000080784)
Roundhill Short Non-Profitable Tech ETF (S000080785)
(the “Funds”)
Dear Ms. Lithotomos:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of the Funds as two new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of this series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
266	04/18/2023	485APOS	0000894189-23-002661
281	06/30/2023	485BXT	0000894189-23-004567
287	07/21/2023	485BXT	0000894189-23-004878
288	07/28/2023	485BXT	0000894189-23-005108
292	08/10/2023	485BXT	0000894189-23-005494
If you have any questions or require further information, please contact me at (414) 550‑7433 or kent.barnes@usbank.com.
Sincerely,

/s/Kent Barnes
Kent Barnes
Secretary